Exhibit 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets out our ratios of earnings to fixed charges for each of the five years ended 31 December 2013, 2012, 2011, 2010 and 2009 based on information derived from our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”).

	Year ended 31 December
	2013	2012(1)	2011(1)	2010	2009
Earnings:
Profit from operations before taxes and share of results of associates	18,240	10,380	9,062	7,161	7,150
Add: Fixed charges (below)	2,389	2,361	3,702	4,313	5,014
Less: Interest capitalized (below)	38	57	110	35	4

Total earnings	20,591	12,684	12,654	11,439	12,160

Fixed charges:
Interest expense and similar charges	2,005	2,008	3,216	3,848	4,394
Accretion expense	261	209	286	351	526
Interest capitalized	38	57	110	35	4
Estimated interest portion of rental expense	85	87	90	79	90

Total fixed charges	2,389	2,361	3,702	4,313	5,014

Ratio of earnings to fixed charges	8.62	5.37	3.42	2.65	2.43

Note:

(1)	2011 and 2012 as reported, adjusted to reflect the changes on the segment reporting. See “Item 5. Operating and Financial Review – B. Significant Accounting Policies”.

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by the company as representative of the interest factor attributable to such rent expense.

The Parent Guarantor did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above.